UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 22)*

________________________

AIRGAS, INC.
(Name of Issuer)
________________________

COMMON STOCK
(Title of Class of Securities)

009363 10 2
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)
_________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

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Page 1 of 7 pages

CUSIP No. 009363 10 2

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peter McCausland
_____________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
_____________________________________________________________________________________
3. SEC USE ONLY
_____________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_____________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 64,442
6. SHARED VOTING POWER 6,992,668
7. SOLE DISPOSITIVE POWER 64,442
8. SHARED DISPOSITIVE POWER 6,992,668
_____________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,057,110
_____________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
_____________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.2%
_____________________________________________________________________________________
12. TYPE OF REPORTING PERSON*
IN

Item 1(a)	Name of Issuer

Airgas, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

Airgas, Inc.
Radnor Court
259 North Radnor‑Chester Road, Suite 100
Radnor, Pennsylvania 19087-5283

Item 2(a)	Name of Person Filing

Peter McCausland

Item 2(b)	Address of Principal Business Office, or, if none, Residence

Airgas, Inc.
Radnor Court
259 North Radnor‑Chester Road, Suite 100
Radnor, Pennsylvania 19087-5283

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number

009363 10 2

Item 3		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	___	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	___	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	___	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	___	Investment company registered under Section 8 of the Investment Company Act;
	(e)	___	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	___	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1) (ii)(F);
	(g)	___	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	___	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership
(a) and (b). Peter McCausland beneficially owned an aggregate of 7,057,110 shares of the issuer's Common Stock, or approximately 9.2% of the shares outstanding, as of December 31, 2012, of which (i) no shares were issuable upon the exercise of employee stock options and (ii) 96,540 shares were held in GRATs (as defined below) of which Mr. McCausland and his wife, Bonnie McCausland, are trustees.

(c). Peter McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 64,442 shares of the issuer's Common Stock, of which no shares were issuable upon exercise of employee stock options. Mr. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 6,992,668 shares of the issuer's Common Stock, which included (i) 382,689 shares held by a charitable foundation (the "Foundation") of which Mr. McCausland is an officer and director, (ii) 48,270 shares held by three separate grantor retained annuity trusts of which Mr. McCausland is a beneficiary and co-trustee with his wife, Bonnie McCausland, and another trustee, and (iii) 48,270 shares held by three separate grantor retained annuity trusts of which Bonnie McCausland is a beneficiary and co-trustee with Mr. McCausland and another trustee (each of the referenced grantor retained annuity trusts referred to, collectively, as the “GRATs”).

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this

Schedule 13G, except that, (i) with respect to 6,513,438 shares, Mrs. McCausland shares with Mr. McCausland the right, (ii) with respect to 382,689 shares, the Foundation has the exclusive right, and, (iii) with respect to 96,540 shares, the GRATs have the right to receive the dividends from and the proceeds of sale as to such shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2013

/s/ Peter McCausland
Peter McCausland

McKINLEY C. McADOO JAMES G. LOGUE ALAN N. ESCOTT GLENN S. GITOMER MARC S. MASER NANCY D. WEISBERG STEPHAN K. PAHIDES BERTRAM WOLFSON CHRISTOPHER F. WRIGHT ROBERT A. MASCIOLI	McCAUSLAND KEEN BUCKMAN Attorneys at Law Radnor Court, Suite 160 259 North Radnor-Chester Road Radnor, Pennsylvania 19087-5257 Tel 610-341-1000 FAX 610-341-1099 www.mkbattorneys.com	JOAN AGRAN JEAN P. HANNA CHRISTINE A. REUTHER DIANNE G. MORETZSOHN BLAKE T. FRITZ GARTH G. HOYT ANDREW MAGUIRE BENJAMIN R. PICKER MICHAEL B. LUTZ

February 11, 2013
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Dear Sir or Madam:
Pursuant to the provisions of Regulation S‑T, enclosed please find Amendment No. 22 to Schedule 13G regarding Peter McCausland's beneficial ownership of the common stock of Airgas, Inc. The filing is being effected by direct transmission to the Commission's EDGAR system.

Sincerely,
/s/ Robert A. Mascioli
Robert A. Mascioli

Enclosures

cc:	Peter McCausland
Robert H. Young, Jr., Vice President, General Counsel and Secretary, Airgas, Inc.